Exhibit 99.1
                                                                    ------------

FOR IMMEDIATE RELEASE                                           4 December 2002



                              WPP GROUP PLC ("WPP")

               Ogilvy and Young & Rubicam acquire 35.24% interest
                             in LG Ad, Inc in Korea



WPP announces that its wholly-owned advertising agencies, Ogilvy and Young & Rubicam have conditionally agreed to acquire a 35.24% controlling interest in LG Ad, Inc. ("LG Ad"), Korea's second largest advertising agency.

Founded in 1985 and listed on the Korean Stock Exchange, LG Ad is headquartered in Seoul and employs over 500 people. Major clients include LG Electronics, LG Chemical, LG Telecom, LG Group, Korean Air, Daehan Investment & Trust and Nike.

This investment in LG Ad will be managed jointly by Ogilvy & Mather Worldwide and Young & Rubicam Advertising. Senior executives from each agency will join the Board of LG Ad.

LG Ad reported revenues of KRW 57.3 billion for the year ended December 2001 and had net assets of KRW 86.6 billion at that date.

The investment in LG Ad continues WPP's strategy of expanding its networks in fast-growing sectors and important markets.




For further information, please contact:
Feona McEwan, WPP        44-20 7408 2204
www.wpp.com